Exhibit 21.1

SUBSIDIARIES OF AP GAMING HOLDCO, INC.
As of December 31, 2014

Name	Jurisdiction of Incorporation
AP Gaming, Inc.	Delaware

AP Gaming Holdings, LLC	Delaware

AP Gaming I, LLC	Delaware

AP Gaming II, Inc.	Delaware

APGam Canada ULC	British Columbia

AP Gaming Acquisition, LLC	Delaware

AGS Capital, LLC	Delaware

AGS LLC	Delaware

AGS Partners, LLC	Delaware

AGS Illinois, LLLP	Illinois

C2 Gaming, LLC	Nevada

Casino War Blackjack, Inc.	Nevada

War Blackjack, Inc.	Nevada